NORTHEAST INVESTORS TRUST

A No-Load Mutual Fund

Paying Dividends for Over 70 Years

Quarterly Commentary

Q2 2024

Market Recap

The second quarter of 2024 was characterized by renewed optimism that the US economy would achieve the much-desired "soft landing" – that is to say, a reduced level of inflation without suffering through a recession. The proximate cause for the renewed optimism was the favorable inflation reports during the spring, which in turn gave markets and the Federal Reserve itself greater confidence in the policymakers' ability to lower interest rates in late 2024 and into 2025. As a result, bond yields late in the second quarter gave back much of the rise in yields that had taken place earlier in the year and at the start of the second quarter as well. The high yield market took its cue from Treasuries, with the "soft landing" narrative having a further, favorable impact on high yield spreads on account of the reduced prospect of a recession.



FIXED INCOME RETURNS
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
-0.50%
-1.00%
-1.50%
-2.00%
Q22024
YTD
0.7%
1.9%
-0.1%
1.6%
-0.2%
-0.7%
-0.5%
-1.3%
-0.2%
-1.5%
High Yield
Emerging
Municipals
Investment Grade
Treasury

Yields/Spreads:

The yield on the benchmark 10-year bond reached a high of 4.70% in late April, but then pushed down to 4.37% at quarter end, which represents a 16 basis point (bp) rise from Q1. The yield-to-worst of the ICE BofA US High Yield Index (the "Index") followed a similar path, peaking at 8.32% in April before retreating down to 7.94% on June 30th.

All in all, the option-adjusted spread (OAS) over Treasuries widened 6 bps, closing Q2 at 321 bps. This breaks a streak of 7 straight quarters of spread tightening, which generally happens during strong markets. The current spread remains lower than the 10-year average of 441 bps, meaning spreads remain "tight" on a historical basis.

Issuance & Defaults:

There was a significant dropoff in corporate bond issuance during Q2 per the Securities Industry and Financial Markets Association (SIFMA). Q2 dropped down to $432B of issuance vs. $626B in Q1, a 35% decline. Despite the lower volume, High Yield issuance remained strong posting $83B in Q2, which followed $89B in Q1.

Fitch Ratings reported a trailing twelve month High Yield default rate of 2.34% at the end of June. There were no recorded defaults in June, the first no-default month since December of 2023. The number of upgrades continues to surpass the number of downgrades, meaning credit quality is improving. The upgrade-to-downgrade ratio is at 1.4X through the first half of the year.

Fund Performance

The total return for the Trust during Q2 was -0.8%, compared to +1.1% by the Index. For full performance results, please see the table on page 3.

Underperformance was attributed mainly to the equity portion of the Trust's portfolio. On the fixed income side, the Trust continues to keep focusing on high quality (BB rating) bonds with short duration. The Trust's modified duration at quarter end was 2.0 years vs. the Morningstar High Yield category average, which was 3.5 years.

The Trust's 3-YR standard deviation was 4.9 at quarter end vs. the Index's 8.5. As of June 30th, the Trust's portfolio contains roughly 85% of its portfolio in income-generating corporate bonds and preferred securities, with 13% in equities/warrants and 2% in cash & equivalents.

Contributors to the Trust's performance:

- Parker Drilling Common Stock
- Pyxus Holdco 8.5% 12/31/27

Detractors to the Trust's performance:

- Viskase Common Stock
- American Gilsonite Common Stock

Additions - The following securities (sectors) were added to the portfolio:

- CrownRock 5.625% 10/15/25 (Oil & Gas)
- Tutor Perini Corp. 6.875% 5/1/25 (Industrial Svc./ Mfg.)

Subtractions - The following positions (sector) were reduced or removed due to corporate actions:

- Tutor Perini Corp. 6.875% 5/1/25 (Industrial Svc./ Mfg.)
- Westmoreland 8% Senior TL (Coal)
- Buckeye Partners 4.35% 10/15/24 (Energy & Natural Gas)

S&P Ratings Changes:

- Five Point Operating 10.5% 1/25/28. - Upgrade (4/11/24) from B- to B

- NuStar Logistics 5.75% 10/1/25 - Upgrade (5/3/24) from BB- to BB+

Outlook

Looking forward, we remain relatively optimistic about the economy. This viewpoint does carry with it, perhaps, a little less exuberance over the prospect of 2025 interest rate cuts by the Fed. In short, our thesis is that the Federal Reserve will in 2025 have employment at its target and inflation still somewhat above its target. These two conditions normally do not argue for lowering interest rates, and, in the parlance of economists, it suggests that the policy rate is not prominently above the so-called neutral rate at which economic activity is neither accelerating nor declining. We acknowledge that this thinking is at odds with the idea that a delayed impact from rising interest rates could be ahead and that the Fed is at risk of waiting too long to cut rates.

Having said that, our view still means that we favor bonds over equities, credit over Treasuries, and high yield credit over high grade credit, and we at Northeast are invested accordingly.



Bruce H. Monrad is chairman and portfolio manager of Northeast Investors Trust (ticker: NTHEX), a no-load, high-yield fixed income fund whose primary objective is the production of income. Bruce is among the longest-tenured bond fund managers in the industry, having run Northeat Investors Trust for more than 30 years.

NORTHEAST INVESTORS TRUST

CONTACT: 1-800-225-6704 (M-F 9:00am - 4:45pm EDT); bmonrad@northeastinvestors.com

Watch and Read Bruce's Takes on...

- ***Good(s) News in 2024, April 2024***
- ***A Softer, Slower Landing, March 2024***
- ***2024 Credit Markets Outlook***

DISCLAIMER: From time to time a Trustee or an employee of Northeast Investors Trust may express views regarding a particular company, security, industry or market sector. The views expressed by any such person are the views of only that individual as of the time expressed and do not necessarily represent the views of the Trust or any other person in the Northeast Investors Trust organization. Any such views are subject to change at any time based upon market or other conditions, and Northeast Investors Trust disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for Northeast Investors Trust are based on numerous factors, may not be relied on as an indication of trading intent on behalf of the Trust.

Past Performance does not guarantee future results, and an investment in the Trust is not guaranteed. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than that quoted. Additional Performance data may be obtained by calling 1-800-225-6704 or by visiting http://northeastinvestors.com/fund/performance. Below is the performance data ending 6/30/24:

AVERAGE ANNUAL RETURNS (AS OF JUNE 30 2024)							
	3 Months	YTD	1 YR	3-YR	5-YR	10-YR	Since Inception*
Northeast Investors Trust	-0.83%	1.37%	8.18%	3.57%	2.00%	-0.16%	6.80%
ICE BofA US High Yield Index	1.09%	2.60%	10.41%	1.64%	3.73%	4.21%	N/A

* The inception date for the Trust is 3/1/1950; the inception date for the ICE BofA US High Yield Index is 8/31/1986.

Top 10 Holdings (% of Net Assets): 1. Pyxus International (6.8%), 2. Brinker International (4.6%), 3. Fortress Transportation (4.4%), 4. Equitrans Midstream Series A Convertible Preferred Stock (4.2%), 5. G-III Apparel Group (4.2%) , 6. Spirit Aerosystems (4.2%), 7. KB Homes (4.0%), 8. Vector Group (3.9%), 9. NuStar Logistics (3.8%), 10. Western Digital (3.8%).

For a complete list of holdings, **click here** to see the most recent quarterly holdings report (as of 3/31/24). Holdings are subject to change and may differ from the most recent filing.

The operating expense ratio, which includes interest expense and commitment fees when applicable, was 2.15% on an annualized basis ending 3/31/2024.

Duration measures the price sensitivity to changes in interest rates. The longer a bond's duration, the higher the sensitivity to interest rate movements, and vice versa.

Standard Deviation measures historical volatility. Higher standard deviation implies higher price volatility.

Weighted average coupon is the average stated interest rate, expressed as a percentage of the bond's principal value.

The ICE BofA U.S. High Yield Index is an unmanaged market capitalization-weighted index comprised of all domestic and yankee high yield bonds, including deferred interest bonds and payment-in-kind securities. Bonds included in the index have maturities of one year or more and have a below-investment grade rating but are not in default. It is shown for comparative purposes only and reflects no deduction for fees, expenses and taxes.

Investors should carefully consider investment objectives, risks, charges and expenses. This material must be preceded or accompanied by a prospectus or summary prospectus, either of which can be obtained by calling 1-800-225-6704 or by visiting www.northeastinvestors.com. Please read carefully before investing.

Mutual fund investing involves risk. The Trust invests in lower rated debt securities which may be subject to increased market volatility based on factors such as: the ability of an issuer to make current interest payments, the potential for principal loss if an issuer declares bankruptcy, and the potential difficulty in disposing of certain securities in a timely manner at a desired price and therefore can present an increased risk of investment loss.

Falling Interest rates and bond defaults may negatively impact the Trust's distributable income. In addition, during periods of declining interest rates, higher yield securities may be called and the Trust may be unable to reinvest those proceeds in similar yielding securities. Therefore, shareholders should expect the Trust's quarterly dividend distributions to decline under these circumstances. The Trust is generally for investors with longer-term investment horizons, and should not be used for short-term trading purposes. An investment in the Trust involves risk and should be part of a balanced investment program.

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